October 23, 2014
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ingram Micro Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended September 27, 2014, which was filed with the Securities and Exchange Commission on October 23, 2014.

INGRAM MICRO INC.

By:	/s/ Lily Yan Hughes
Lily Yan Hughes
Vice President and Associate General Counsel - Corporate, M&A and Finance